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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ___________

                                   SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  ___________

                            MEADWESTVACO CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        MEADWESTVACO CORPORATION (ISSUER)
     (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)
                           (TITLE OF CLASS OF SECURITIES)

                                   583334 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            WENDELL L. WILLKIE, II
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            MEADWESTVACO CORPORATION
                               ONE HIGH RIDGE PARK
                           STAMFORD, CONNECTICUT 06905
                            TELEPHONE: (203) 461-7400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
                                  ___________

                            CALCULATION OF FILING FEE

               Transaction Valuation      Amount of Filing Fee
              -----------------------    ----------------------
                   Not applicable            Not applicable
              -----------------------    ----------------------

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: None.               Filing Party: Not applicable.
      Form or Registration No.: Not applicable.   Date Filed: Not applicable.
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction
subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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

          This Tender Offer Statement on Schedule TO relates to the announcement of a tender offer by MeadWestvaco Corporation, a Delaware corporation ("MeadWestvaco"), to purchase for cash up to 16,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of January 29, 2002, between MeadWestvaco and The Bank of New York, as Rights Agent, at a price not more than $32.50 nor less than $28.25 per share, net to the seller in cash, without interest. Pursuant to Exchange Act Rule 13e-4(c)(1) and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by MeadWestvaco.

          ITEM 12. EXHIBITS

          99.1 Press release issued by MeadWestvaco Corporation, dated May 6, 2005.